Exhibit 99.93
September 29, 2006
FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)	jtraub@casselsbrock.com
British Columbia Securities Commission	tel (416) 860-6526
Alberta Securities Commission	fax (416) 640-3196
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Dear Sirs/Mesdames:

RE:	Blue Pearl Mining Ltd. (the “Corporation”) Unaudited Interim Consolidated Financial Statements as at June 30, 2006 and 2005 (the “Q2 Statements”) SEDAR Project No. 976485
Due to a minor error contained in Note 3(i) Warrants in the above-mentioned Q2 Statements, filed on August 14, 2006, the Corporation is re-filing the Q2 Statements, together with updated interim certificates of the Chief Executive Officer and the Chief Financial Officer.
There are no other changes to the Q2 Statements.
Yours truly,
(signed)
Jennifer Traub
Enclosure

Cassels Brock & Blackwell LLP	2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2 tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com